Mail Stop 3561

                                                April 26, 2006

Richard J. Saker
President
FSM-Delaware, Inc.
922 Highway 33
Building 6, Suite 1
Howell, New Jersey 07731

      Re:	Foodarama Supermarkets, Inc.
      	Schedule 13E-3
      	Filed March 27, 2006
      	File No. 005-32085

      	FSM-Delaware
      Registration Statement on Form S-4
      Filed March 27, 2006
      File No. 333-132745


Dear Mr. Saker:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please tell us what consideration was given to whether Saker Holdings Corp., Messrs. Richard and Joseph Saker, and the other members of the purchaser group (identified as "Offerors" in your Schedule TO) are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of
Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the
Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of
Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 16. Exhibits
3. Please file or revise your exhibit index to include all the documents specified in Item 1016(a) through (d), (f) and (g) of Regulation M-A. For example, please refer to the Blair fairness opinion, and please file the GMAC loan commitment letter or agreement and a detailed statement of appraisal rights.

S-4
General
4. Please disclose any substantial interest, direct or indirect, for each person described in Item 5 of Schedule 14A. For example, we note that on page 40 you disclose that the vesting of stock options will be accelerated in connection with the share exchange and tender offer.
5. Please revise to describe any material changes since the end of the last fiscal year that have not been described in a report on Form
10-Q or 8-K.
6. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
7. Please file a form of your proxy card.

Cover Page of Proxy Statement/ Prospectus
8. Please limit the cover to one page. Further, please disclose the aggregate number of shares of Foodarama common stock that will be exchanged for FSM common stock. Please also revise to disclose the person who is making the solicitation. Refer to Item 4 of Schedule
14A.

Summary Term Sheet
9. Please revise the summary term sheet to include a brief summary of all of the essential features and the significance of the going private transaction. For example, your summary term sheet might include a brief discussion of the following:

* principal advantages and disadvantages of the share exchange, tender offer and merger;
* fairness of the transaction to unaffiliated shareholders, including the fairness opinion of Blair;
* interests of your directors, officers and any affiliates.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of
Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the summary term sheet.

Will Foodarama shareholders be taxed as a result of the share exchange?, page 6
10. While you may recommend that shareholders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

When do you expect to complete the tender offer, share exchange and merger, page 6
11. Please also discuss when you expect the share exchange and merger to be completed.
12. We note that in the second-to-last bullet on page 7 you state that the consummation of the tender offer is subject to the receipt of financing by Saker Holding Corp. Please disclose the amount and the source of financing.

Will the share exchange be completed if the tender offer is not completed, page 8
13. We note that the Foodarama board has not yet made a decision as to whether the share exchange will be implemented if the tender offer is not completed. Please revise to disclose the factors that the board will consider in making its decision.


What vote is required to approve the share exchange?, page 9
14. Please disclose here if any shareholders have indicated that they will vote for the share exchange and the percentage of outstanding shares these shareholders will vote.

Special Factors, page 12
15. Please reorganize this section to ensure that only disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3 appear in it. See
Rule 13e-3(e)(1)(ii). Relocate, for example, your disclosure relating to forward-looking statements and to the special meeting procedures.

If the share exchange is not approved by Foodarama shareholders and..., page 13
16. We note that you state that the out-of-pocket expenses to be reimbursed to Saker Holdings could be significant. Please revise to include an estimate of the amount of out-of-pocket expenses incurred to date. Please also describe the termination fee of $1.5 million if the special committee withdraws its recommendation.

Cautionary Statement regarding forward-looking statements, page 13
17. Please remove the reference to the Private Securities
Litigation
Reform Act of 1995. Please note that statements made in connection with going private transactions are specifically excluded from the safe harbor protections of the Private Securities Litigation
Reform
Act of 1995.  See Section 21E(b)(1)(E) of the Exchange Act.

Voting Your Shares, page 15
18. Please describe any provisions for shareholders to vote by phone or by internet.

The Share Exchange, page 17
19. We note that you have not included a fairness determination from
each filing person.  Please revise here and throughout the
document
to state whether Foodarama`s board and special committee and each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than "minority shareholders," and describe the factors considered in determining fairness. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please be sure to address both procedural and substantive fairness.
20. In this regard, if one filing person relied upon the analysis of
another with respect to any of the factors itemized in Instruction
2
to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, that party must expressly adopt the conclusion and analyses of the other. For example, if the board is relying on the special committee`s analyses, then the board must specifically adopt such analyses as its own. Likewise, if the special committee is relying on the analysis of Blair to satisfy its requirements, it must adopt that analysis. In providing the disclosure requested in this comment, address how any filing persons relying on the Blair opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Blair fairness opinion addressed fairness with respect to "minority shareholders."

Reasons for and Purpose of the Share Exchange, page 18
21. Please (i) describe the going private nature of the transaction,
(ii) discuss the effects of the share exchange, tender offer and merger, including a discussion of the benefits and detriments of the
Rule 13e-3 transaction to Foodarama, its affiliates and unaffiliated shareholders, (iii) quantify the benefits and detriments to the extent practicable, (iv) describe each filing person`s reasons for undertaking the transaction at this time, and (v) any alternatives considered. Refer to Item 1013 of Regulation M-A and its instructions.
22. Please revise to discuss in more detail the board`s and the special committee`s reasons for recommending the going private transaction and disclose any negative factors or risks associated with the transaction. If the board or the special committee did not consider any negative factors, then please include a statement to that effect.

Background of the Share Exchange, page 19
23. Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please also revise so that it is clear how the final structure and terms were reached. For example, please describe the substance of the discussions between March and April 2005 among the members of the
Saker family and the discussions with GMAC on March 3rd, March
10th,
April 8th, April 27th, and from April 27 through August 11, 2005, and the negotiation of the loan terms and the tender offer and support agreement. Please also disclose the "certain forecasted financial information" provided to Wakefern and the projections given to Blair.
If these projections were the basis for Blair`s discounted cash flow analysis, please disclose them in that section and include a cross-reference here.

24. Please identify any legal advisors to the Saker family. In addition, we note that on page 20 you state that Mr. Saker and other members of the Saker family engaged Conway Del Genio to advise them with respect to a possible going private transaction. Please summarize any reports, opinions or appraisals provided by Conway Del
Genio and if applicable, include all of the information required by
Item 1015 of Regulation M-A.
25. Please refer to the discussions on September 13, 2005. Please discuss the reasons why the group concluded that it would be preferable to conduct a tender offer. Please describe any other options that were considered, including remaining a public company or other methods of going private.
26. Please revise to discuss whether the board or special committee evaluated any negative factors relating to the transactions during the negotiations.
27. We note that Mr. Richard Saker met with representatives of Wakefern on November 17, 2005 to discuss a potential change in ownership of Foodarama. Please describe Mr. Saker`s proposal, any alternatives that were discussed, Wakefern`s response to the Saker proposal, and Wakefern`s views on the $300 million withdrawal fee in the event of a change in control.
28. Please describe Mr. Abbey`s reasons for agreeing to sell his shares to the Saker family. In addition, please describe the reasons for the Saker family`s unwillingness to sell their interests to a third party, to sell any part of the business, or to participate in alternative transactions.
29. Refer to the disclosure in the penultimate paragraph of page
22.
Please tell us why Foodarama did not file the press release under cover of Schedule 14D-9C as a tender offer pre-commencement communication. Refer to Rule 14d-9(a).
30. We note the special committee`s discussions with its legal counsel on December 22, 2005, regarding the restrictions imposed by the Wakefern stockholders` agreement. We note that the $300 million withdrawal fee would not be required if the sale is made to Wakefern or another shareholder of Wakefern, as disclosed on page 8 of the Form 10-K for the fiscal year ended October 29, 2005. Please address whether these alternatives were discussed during the negotiations.
31. Please refer to the meeting on January 23rd and the telephone call on January 25, 2006. Please describe the report provided by Blair, as required by Item 1015 of Regulation M-A. Please describe all of the significant structural and financial impediments to an acquisition by Yucaipa that were considered by the special committee.
In addition, please describe why Yucaipa believed it would be a "qualified successor" under the Wakefern stockholders` agreement and did not expect to pay the $300 million withdrawal fee. Also, explain why the special committee gave significance to the Wakefern withdrawal fee: would the fee have been subtracted from the price offered by Yucaipa? Would it have decreased the proceeds to be received by Foodarama shareholders?
32. With respect to the meetings on January 27 and March 2, 2006, please describe the presentation made by Blair, as required by Item
1015 of Regulation M-A.
Opinion of the Financial Advisor to the Special Committee, page 30
33. Please provide us with copies of any materials prepared by Blair in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure. In addition, any non-public information used by Blair in formulating its fairness opinion should be summarized in the filing.
34. Additionally, each presentation, discussion or report held with or presented by Blair, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to summarize all presentations made by Blair, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of
Schedule 13E-3. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.
35. As currently drafted, the discussion of each financial advisor`s opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language.
Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.



Selected Public Company Analysis, page 32
36. Please provide the data to which you refer for each comparable company in the second paragraph of this analysis summary, including the comparable data for Foodarama, and show how that information resulted in the values already disclosed. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions.

Comparable Transactions Analysis, page 33
37. We note that the "Adjusted Enterprise Value/LTM October 2005
EBITDAR" multiple for the current transaction is below those obtained in this analysis. Please explain how Blair evaluated this result in reaching its fairness opinion.

Discounted Cash Flow Analysis, page 35
38. Please disclose the "certain industry growth rates" used by Blair in determining the terminal value inputs used in this analysis.
39. Please expand your disclosure in the second paragraph of this analysis to provide the data that resulted in the implied transaction per share equity values of $25.11-$92.79.

Leveraged Buyout Analysis, page 35
40. Please expand this disclosure to explain how Blair selected the various assumed values, ratios and rates of return. Also, expand your disclosure to provide the data that resulted in the estimated range of values for Foodarama common stock of $50.72 to $80.13.

General, page 36
41. We note that Blair gave weight to "other potential risks relating to Foodarama`s business." Please describe these other potential risks.
42. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to any material relationship with Blair during the past two years.

Expenses of the Share Exchange, page 37
43. Please revise to include all of the expenses in connection with the going private transaction. Refer to Item 1007(c) of Regulation
M-A.


Management of FSM-Delaware, page 39
44. We note that the current directors of Foodarama except for Messrs. Richard and Joseph Saker will resign. Please state whether any other management changes will occur in the event that the tender offer and share exchange are completed.

Stock Exchange Listing, page 40
45. We note that if the tender offer is not completed but the Board elects to implement the share exchange, you anticipate that application would be made to have the shares of FSM listed on the American Stock Exchange. Please describe the timing of the application and the amount of time that shareholders may be holding illiquid stock.

The Tender Offer and Support Agreement, page 41
46. Note that your stated expiration date for the tender offer of the
35th day after commencement does not comply with Rule 14e-1(a), which requires the offer to remain open for 20 business days. Please revise.
47. Please revise to describe the terms of the GMAC financing and any material conditions. Please also disclose any alternative financing plans in the event the primary financing plans fall through. If none, so state. Refer to Item 1007(b) and (d) of Regulation M-A.

Comparison of Rights of Shareholders, page 49

Dissenter Rights and Appraisal Rights, page 58
48. We note your discussion of appraisal rights. Please revise to describe the statutory procedure required to be followed by dissenting shareholders in order to perfect such rights. If appraisal rights may only be exercised within a limited time, state whether the persons solicited will be notified of such a date. Indicate whether a shareholder`s failure to vote against the share exchange will constitute a waiver of her appraisal rights. Refer to
Item 3 of Schedule 14A.

Certain Federal Income Tax Consequences of the Share Exchange and
Merger, page 59
49. Please identify tax counsel and revise to clarify which specific statements in the prospectus are the opinions of Giordano Halleran.
50. Discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, including the company and its affiliates. Refer to Item 1013(d) of Regulation M-A.
51. We note the subheading of your disclosure that sets forth "certain" federal income tax consequences of the share exchange and merger. Please ensure that you discuss all such material consequences.

Securities Ownership of Foodarama Management, page 62
52. Please revise to include the beneficial ownership information for principal stockholders. Refer to Item 403 of Regulation S-K.
53. It appears that the members of the purchasing group have a formed a group for purposes of Regulation 13D. Refer to Rule 13d-5(b). Please tell us why the members of the purchasing group are not all listed in this table and listed as having beneficial ownership of all shares held by every other member of the purchasing group.
54. We note in your annual report on Form 10-K filed on January
27,
2006 several other shareholders who hold more than 5% of your outstanding shares. Please revise this section to include those shareholders.

Certain Relationships and Related Party Transactions, page 65
55. Please include information regarding the relationship with
Saker
Holdings Corp. and Wakefern.  Please also briefly discuss the share
exchange agreement, tender offer and support agreement, and the loan
commitment letter as related party transactions.  Refer to Item
404
of Regulation S-K.

Selected Historical Consolidated Financial Data, page 66
56. Please revise your introductory paragraph in this section to incorporate by reference your quarterly financial statements from the
March 2006 10-Q, as you have done in the Schedule 13E-3.
57. We note that you have incorporated by reference the Foodarama financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that neither quarterly information nor information responsive to Item 1010(c)(2), (4) and
(6) have been provided. Please revise to include this information, or advise.


Incorporation of Certain Documents by Reference, page 68
58. In the last paragraph of this section, you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the proxy statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Exhibit 5.1
59. Please revise to opine on the corporate laws of Delaware, the state of incorporation of FSM.



*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company, its management and each filing person are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please provide, in writing, a statement from each filing person acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      Please contact Dan Duchovny, Special Counsel, Office of
Mergers
and Acquisitions, at (202) 551-3619, Peggy Kim, Senior Staff
Attorney, at (202) 551-3411, or me at (202) 551-3720 if you should have any questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	John A. Aiello, Esq.
	Giordano, Halleran & Ciesla, P.C.
	Via Facsimile
Richard J. Saker
FSM-Delaware, Inc.
April 26, 2006
Page 1